

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Paul W. Orban
Executive Vice President and Chief Financial Officer
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

   Re: DISH DBS Corporation
    Form 10-K for the Year Ended December 31, 2020
    Form 10-Q for the Quarterly Period Ended March 31, 2021
    File No. 333-3192

Dear Mr. Orban:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Technology